HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011

September 12, 2014

Mr. Michael Clampitt

Senior Staff Attorney

United States Securities and Exchange Commission

101 F Street, NE

Washington, D.C. 20549

Re:	Enova International, Inc.

Registration Statement on Form 10

Filed July 31, 2014

File No. 001-35503

Ladies and Gentlemen:

On behalf of Enova International, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the letter of Mr. Michael Clampitt, Senior Staff Attorney, dated August 26, 2014 (the “Comment Letter”), regarding the above-referenced registration statement on Form 10 (the “Form 10”). The Company is filing on EDGAR these responses concurrently with the filing of Amendment No. 1 to the Form 10 (the “Amendment”). The Amendment incorporates changes responsive to the comments set forth in the Comment Letter. For your convenience, we have repeated each comment in italics prior to the response.

The references to page numbers in the headings are to the original information statement filed as Exhibit 99.1 to the Form 10, and all references to page numbers in the Company’s responses below are to the information statement filed as Exhibit 99.1 to the Amendment.

Exhibit 99.1

General

1.	Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

United States Securities and Exchange Commission

Mr. Michael Clampitt

September 12, 2014

Company Response:

The Company’s Form 10 was filed pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”). As a result, as we have discussed with the Staff, the Form 10 will become effective, in accordance with Section 12(d) of the Exchange Act, 30 days (unless declared effective prior to such date) from the date the New York Stock Exchange (“NYSE”) certifies that the Company’s securities have been approved for listing, rather than under Section 12(g)(1).

2.	Please revise the Form 10 to include the information that is currently incorporated by reference. The Exhibit 99.1 is not able to be incorporated unless previously filed. See Item 10(d) of Regulation S-K.

Company Response:

The Company has revised the Form 10 to clarify that the information statement contained as Exhibit 99.1 is not incorporated by reference into the Form 10. As revised, only information from specified sections of the information statement is now incorporated by reference into the Form 10. The Company believes that the incorporation of specified information from identified sections of the information statement is permitted by Exchange Act Rule 12b-23, which provides that “. . . information may be incorporated by reference in answer, or partial answer, to any item of a registration statement or report,” provided, among other things, “[i]nformation in any part of the registration statement or report may be incorporated by reference in answer, or partial answer, to any other item of the registration statement or report.” Since the information statement is filed as Exhibit 99.1 to the Form 10 and is part of the registration statement, the Company respectfully advises the Staff that it believes that it is eligible to incorporate by reference specific information contained in the information statement filed as part of the registration statement in answer to an item of the Form 10 in accordance with Exchange Act Rule 12b-23.

United States Securities and Exchange Commission

Mr. Michael Clampitt

September 12, 2014

3.	We note that Cash America’s information statement was filed as an exhibit to Enova’s Form 10. Cash America should either file the information statement on Schedule 14C or provide the staff with an analysis as to why a separate filing is not required. You may refer to Staff Legal Bulletin No. 4 for further guidance. Please note that, once the Schedule 14C is filed, the staff may have additional comments specifically related to that filing.

Company Response:

The Company respectfully submits that a filing of the information statement by Cash America International, Inc. (“Cash America”) on Schedule 14C is not required because Section 14(c) of the Exchange Act does not require such filing. Section 14(c) of the Exchange Act provides:

Unless proxies, consents, or authorizations in respect of a security registered pursuant to Section 12 of this title, or a security issued by an investment company registered under the Investment Company Act of 1940, are solicited by or on behalf of the management of the issuer from the holders of record of such security in accordance with the rules and regulations prescribed under subsection (a) of this section, prior to any annual or other meeting of the holders of such security, such issuer shall, in accordance with rules and regulations prescribed by the Commission, file with the Commission and transmit to all holders of record of such security information substantially equivalent to the information which would be required to be transmitted if a solicitation were made . . . (emphasis added)

Similarly, Rule 14c-2 of Schedule 14C of the Exchange Act provides:

(a)(1) In connection with every annual or other meeting of the holders of the class of securities registered pursuant to section 12 of the Act or of a class of securities issued by an investment company registered under the Investment Company Act of 1940 that has made a public offering of securities, including the taking of corporate action by the written authorization or consent of security holders, the registrant shall transmit to every security holder of the class that is entitled to vote or give an authorization or consent in regard to any matter to be acted upon and from whom proxy authorization or consent is not solicited on behalf of the registrant pursuant to section 14(a) of the Act: (i) A written information statement containing the information specified in Schedule 14C . . . (emphasis added)

United States Securities and Exchange Commission

Mr. Michael Clampitt

September 12, 2014

The Company understands that Section 14(c) of the Exchange Act and Rule 14c-2 of Schedule 14C require that if there is to be a meeting of shareholders, including taking of corporate action by written consent, and proxies are not solicited under Section 14(a) of the Exchange Act by the registrant for action to be taken at the meeting, before action can be taken by shareholders at the meeting, the registrant must deliver an information statement on Schedule 14C to the shareholders. That is not the case here.

Cash America is a Texas corporation and is governed by the Texas Business Organizations Code (“TBOC”). Under Section 21.455(a) of the TBOC, a sale, transfer, assignment or other conveyance does not require the approval or consent of the shareholders of a Texas corporation, such as Cash America, “unless the transaction constitutes a sale of all or substantially all of the assets of the corporation.” In turn, the phrase “sale of all or substantially all of the assets” is defined narrowly in Section 21.451(2) of the TBOC. The definition of “sale of all or substantially all of the assets” expressly states that “the term [sale of all or substantially all of the assets] does not include a transaction that results in the corporation directly or indirectly: (A) continuing to engage in one or more businesses.” Because Cash America will continue to engage in its retail store-front pawn and lending businesses after the distribution, the distribution is not a “sale of all or substantially all of the assets” of Cash America under Texas law. That being the case, under Section 21.455(a) of the TBOC, no shareholder action or consent is required and none is being taken in connection with the distribution. The distribution will be authorized by the Board of Directors of Cash America, alone.

Because the distribution does not require a shareholder vote or written consent in lieu of a shareholder vote under the TBOC to authorize the distribution, the Company respectfully submits that the provisions of Section 14(c) of the Exchange Act and Rule 14c-2 of Schedule 14C do not require the filing of an information statement on Schedule 14C by Cash America. The fact that no vote of the Cash America shareholders is required in connection with the distribution is disclosed in the information statement. For example, this is disclosed on page (i) of the information statement filed as Exhibit 99.1 to the Form 10.

United States Securities and Exchange Commission

Mr. Michael Clampitt

September 12, 2014

Consistent with this analysis, shareholder approval has not been sought in significant spin-offs by Delaware companies when, like Texas, there is law to support the determination that a spin-off does not constitute a sale, lease or exchange of all or substantially all of the assets of a corporation, and therefore, no shareholder approval is required. For example, none of the following significant spin-off transactions listed below sought shareholder approval in connection with these spin-off transactions nor filed an information statement on Schedule 14C.

•	Tribune Company’s spin-off of Tribune Publishing Company (File No. 001-36230) (Form 10 originally filed December 9, 2013 and certification from NYSE received by the Commission on July 21, 2014);

•	Time Warner Inc.’s spin-off of Time Inc. (File No. 001-36218) (Form 10 originally filed November 22, 2013 and certification from NYSE received by the Commission on May 9, 2014);

•	Simon Property Group, Inc.’s spin-off of SPG SpinCo Subsidiary Inc. (File No. 001-36252) (Form 10 originally filed December 24, 2013 and certification from NYSE received by the Commission on May 6, 2014);

•	Sears Holdings Corporation’s spin-off of Lands’ End, Inc. (File No. 001-09769) (Form 10 originally filed December 6, 2013 and certification from The Nasdaq Stock Market received by the Commission on March 18, 2014); and

•	Valero Energy Corporation’s spin-off of Corner Store Holdings, Inc. (File No. 001-35743) (Form 10 originally filed November 16, 2012 and certification from NYSE received by the Commission on April 9, 2013).

The Company has reviewed Staff Legal Bulletin No. 4 (“SLAB No. 4”) and understands that it provides five conditions under which a spin-off transaction does not require registration under the Securities Act of 1933. One of those conditions is adequacy of public information that describes the spin-off and the subsidiary, and that requirement is met, according to the SLAB No. 4, if the distributing company delivers to its shareholders, by the date it spins-off the securities, an information statement that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act. While SLAB No. 4 requires that the information statement substantially comply with Regulation 14A or 14C, SLAB No. 4 does not require that such an information statement be filed on Schedule 14C under Regulation 14C. The information statement contained in the Company’s Form 10 substantially complies with Regulation 14C as contemplated by SLAB No. 4 and, as discussed in the information statement, the information statement will be mailed to all of Cash America’s shareholders as of the record date.

In summary, the Company respectfully submits that Cash America is not required to make a separate filing on Schedule 14C because such a filing is not required by Section 14(c) or Rule 14c-2 of the Exchange Act and the information statement (which substantially complies with Regulation 14C) will be mailed to all of Cash America’s shareholders as of the record date in compliance with the requirements of SLAB No. 4.

Risk Factors, page 25

4.	Some of your risk factors state that you cannot provide assurance of a certain outcome when the real risk is not your inability to provide assurance, but the underlying situation. Please revise this and similar language to describe the real risks of the transaction.

Company Response:

The Company has revised the risk factors and similar language in the Amendment to address the Staff’s comment.

United States Securities and Exchange Commission

Mr. Michael Clampitt

September 12, 2014

Basis of Presentation and Critical Accounting Policies, page 94

5.	We note your allowance for loan loss accounting policy disclosure on page 96. Please tell us and revise your filing to explain in further detail the discrete groups that your outstanding loans are divided into for purposes of determining your allowance for loan losses. To the extent that these discrete loan groups are a further disaggregation of your short-term loans, installment loans and line of credit accounts, please include an enhanced discussion of how such disaggregation is used to determine your allowance for loan losses.

Company Response:

In the information statement, the Company has described its methodology used to estimate the allowance for loan losses by portfolio segment, as required by Accounting Standards Codification (“ASC”) 310-10-50-11a, Receivables – Overall – Disclosure – Allowance for Credit Losses Related to Financing Receivables. The Company’s appropriate portfolio segments are short-term loans, line of credit accounts and installment loans.

In order to calculate the allowance or liability for estimated losses on the Company’s consumer loan portfolio, the Company initially disaggregates its consumer loan portfolio primarily by loan product (short-term loans, installment loans and line of credit accounts) due to the different characteristics of the products and reserve methodologies. The Company believes that disaggregating the portfolio into these discrete loan groups is the appropriate level for monitoring loan performance and is aligned with their underwriting differences. For each discrete loan group, reserve rates are derived from the loan performance data and applied against consumer loans outstanding at each period end to arrive at the appropriate allowance and liability balance for estimated losses on consumer loans.

While the Company may further evaluate the loan performance data by functional currency or brand, if applicable, to calculate the allowance or liability for estimated loan losses, the Company follows the same methodology in each product group (short-term loans, installment loans and line of credit accounts), even if those product groups are further evaluated by country or brand.

United States Securities and Exchange Commission

Mr. Michael Clampitt

September 12, 2014

Current and Delinquent Customer Accounts, page 95

6.	We note your disclosure that for one missed payment, only that payment is considered delinquent for an installment loan or line of credit. We also note that for two consecutive missed payments, the entire loan or account is classified delinquent. Please quantify for us the installment loans and lines of credit total loan balances that are delinquent only one payment as of each period end presented.

Company Response:

The amounts of installment loans and line of credit account balances that are delinquent only one payment for each balance sheet date presented in the information statement are as follows:

(in thousands)	June 30, 2014	December 31, 2013	June 30, 2013	December 31, 2012
Payment Amounts Classified as Delinquent (One Delinquent Payment)	$5,372	$5,870	$2,575	$2,196
Remaining Balance Classified as Current	16,742	19,247	11,011	8,766

Total Amount of Loans with One Delinquent Payment	$22,114	$25,117	$13,586	$10,962

% of Total Consumer Loans, Gross	6.1%	6.5%	4.4%	3.5%

Based on the Company’s past collections history for line of credit accounts and installment loans, the Company believes two consecutive missed payments is the appropriate trigger for classifying the full loan amount as delinquent for these loan products. The Company has experienced a significant level of collections after one missed payment and a meaningfully lower level after two missed payments. As discussed in the Company’s response to comment no. 10 below, once line of credit accounts and installment loans have two consecutive missed payments they are placed on a non-accrual status.

United States Securities and Exchange Commission

Mr. Michael Clampitt

September 12, 2014

7.	We also note disclosure that in some instances customers agree to repay a new short-term loan in two or three payments, in which you have determined that the initial payment is a new loan with the remaining payments considered renewals or extensions with separate finance charges due at the time of each payment. Please tell us and revise your filing to address the following:

•	Quantify your short-term loans with these terms as of both June 30, 2014 and December 31, 2013;

•	Provide a discussion of the amount of finance charges for each payment made and how these compare to other finance charges for short-term loans which do not have these payment terms; and

•	Tell us in further detail why you consider subsequent payments under these loan terms to represent renewals or extensions and provide the authoritative guidance you relied upon.

Company Response:

As discussed in the information statement, in some instances in the United Kingdom, customers agree to repay a new short-term consumer loan by making two or three payments (“U.K. Multiple Payment Short-Term Loans”). As of June 30, 2014 and December 31, 2014, the Company had $22.3 million and $30.4 million, respectively, of U.K. Multiple Payment Short-Term Loans outstanding, which represents 6.2% and 7.9%, respectively, of total gross consumer loans outstanding. Consumers in the United Kingdom have the additional option of applying for a two or three payment short-term loan, as allowed pursuant to U.K. consumer credit laws and regulations. Since most customers in the United Kingdom are paid on a monthly basis, most single payment loans have a term of 30 days, most two payment loans have a term of 60 days, and most three payment loans have a term of 90 days.

On average the finance charge for U.K. single payment loans and U.K. Multiple Payment Short-Term Loans is approximately £24 per £100 borrowed and is assessed for each period of borrowing. Finance charges for one period are generally due on each payment due date with the full amount of the principal borrowed due as well on the final due date. As a result, the finance charge for each payment (or period) is the same for each of these types of loans. Additionally, as disclosed in the information statement, we consider the obligation to make the first payment on a U.K. Multiple Payment Short-Term Loan as a

United States Securities and Exchange Commission

Mr. Michael Clampitt

September 12, 2014

new short term consumer loan and the obligation to make additional payments as renewals of that loan because the customer pays a finance charge when each payment is made and the principal is repaid on the final due date of the loan. Similarly, if a customer in good standing renews an ordinary single payment loan prior to its due date, they agree to pay the current finance charge on the loan for the right to make payment of the outstanding principal balance of such loan on the new due date plus an additional finance charge. For this reason, U.K. Multiple Payment Short-Term Loans are similar to an ordinary single payment loan that has been renewed. In both instances, the repayment of principal amount borrowed is extended to a future due date and the timing of the cash flows is the same. The revenue recognition for U.K. Multiple Payment Short-Term Loans is also the same as the revenue recognition for all of the Company’s short-term loans.

The disclosure regarding U.K. Multiple Payment Short-Term Loans was included in the information statement to provide an explanation regarding which loans the Company deems to be new and renewed. After further review of this discussion, the Company has decided to remove this disclosure as it may be confusing to readers because it relates primarily to internal statistical data that is not included in the information statement in Management’s Discussion and Analysis of Financial Condition and Results of Operations. In addition, because this disclosure relates to statistical data, rather than revenue recognition, it is outside the scope of applicable guidance.

Business

Proprietary Data, Models and Underwriting, page 144

8.	We note your discussion of the various factors that are considered when evaluating whether to extend credit to a potential customer. To the extent certain factors are weighted more heavily than others, please disclose such factors and their overall weight in the evaluation. Additionally, to the extent known, please disclose the averages for each significant factor under “Our Customers” on page 139. For example, if FICO scores are considered a significant factor, state as much under this section and disclose the average FICO score under “Our Customers.”

United States Securities and Exchange Commission

Mr. Michael Clampitt

September 12, 2014

Company Response:

When evaluating a potential customer, the Company uses its proprietary underwriting models and weights certain factors more heavily than others; however, the weight given to each factor depends on the type of loan and the location where the loan is being made. The Company does not use a ‘one-size-fits all’ approach in its underwriting. While the relative weight or importance of specific variables changes from product to product, generally, the key factors considered by the Company include monthly gross income, disposable income, length of employment, duration of residency, credit report history, and prior loan performance history if the applicant is a returning customer. The Company’s customer base is predominantly in the low to fair FICO range with scores generally between 500 and 680. The Company generally does not take into account a potential customer’s FICO score when deciding whether to make a loan. The Company has revised its disclosure in the Amendment on page 144 under “Proprietary Data, Models and Underwriting” to include this information.

Compensation Discussion and Analysis

Summary Compensation Table, page 180

9.	In footnote 7, we note that you represent that, “[e]xcept as noted below with respect to Mr. Ho, none of the other individual amounts exceed $25,000.” Please also include a representation that no other individual amounts exceed 10% of the total amount of perquisites and personal benefits for each individual, as required by Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Company Response:

The Company has revised its disclosure in the Amendment to include this representation.

United States Securities and Exchange Commission

Mr. Michael Clampitt

September 12, 2014

Audited Financial Statements

Note 3. Consumer Loans, Credit Quality Information and Allowances and Liabilities for Estimated Losses, page F-16

10.	Please revise your filing to provide the following disclosures required by ASU 2010-20 (ASC 310-10-50):

•	Confirm whether your delinquent loans are considered nonaccrual and/or impaired loans. To the extent they are different, please provide the disclosures required by ASC 310-10-50-7(a) as provided by the example in ASC 310-10-55-11 for nonaccrual loans. Please also provide the disclosures required by paragraphs 15-20 of ASC 310-10-50 and as provided by the example in ASC 310-10-55-10 for impaired loans.

•	Disclose an age analysis of past due loans as required by ASC 310-10-50-7A and as provided in the example in ASC 310-10-55-9.

Company Response:

As noted in Note 2 to the Audited Consolidated Financial Statements on page F-10 and in Note 2 to the Unaudited Consolidated Financial Statements on page F-41, short-term loans are considered delinquent when payment of an amount due is not made as of the due date. If a line of credit account or installment loan customer misses one payment, that payment is considered delinquent and the balance of the loan is considered current. The Company does not accrue interest on the delinquent payment portion of the loan but does continue to accrue interest on the remaining portion of the loan. If a line of credit account or installment loan customer does not make two consecutive payments, the entire account or loan is classified as delinquent. The Company does not accrue interest on delinquent consumer loans and does not resume accrual of interest on a delinquent loan unless it is returned to current status. In addition, delinquent consumer loans generally may not be renewed, and if, during its attempt to collect on a delinquent consumer loan, the Company allows additional time for payment through a payment plan or a promise to pay, it is still considered delinquent. At the time a customer’s loan balance is classified as delinquent, it is placed on a non-accrual status.

United States Securities and Exchange Commission

Mr. Michael Clampitt

September 12, 2014

As a result, the amount of delinquent loans disclosed in Note 3 to the Audited Consolidated Financial Statements and Note 2 to the Unaudited Consolidated Financial Statements is comprised of delinquent payment amounts for line of credit and installment customers with one missed payment and delinquent loans on a non-accrual status (line of credit accounts, installment loans and short-term loans) as follows:

(in thousands)	June 30, 2014	December 31, 2013	June 30, 2013	December 31, 2012
Loans on Non-Accrual Status	$43,198	$48,993	$64,208	$63,792
Payment Amounts Classified as Delinquent	$5,372	$5,870	$2,575	$2,196

Delinquent Loans (as reported)	$48,570	$54,863	$66,783	$65,988

In response to the Staff’s comment and in accordance with ASC 310-10-50-7(a), Receivables-Disclosure (“ASC 310-10-50-7(a)”), the Company has revised its disclosure in the Amendment to specifically note the amount of loans on a non-accrual status for the periods presented. The Company refers the Staff to pages F-17 and F-43 in the Amendment. The revised disclosure is also presented as follows:

Note 3 of Notes to Audited Consolidated Financial Statements (page F-17)

The amount of loans on non-accrual status at December 31, 2013 and 2012 was $49.0 million, and $63.8 million, respectively.

Note 2 of Notes to Unaudited Consolidated Financial Statements (page F-43)

The amount of loans on non-accrual status at June 30, 2014 and 2013 and December 31, 2013, was $43.2 million, $64.2 million and $49.0 million, respectively.

The Company does not believe that the disclosures required by paragraphs 15-20 of ASC 310-10-50, Receivables-Disclosure-Impaired Loans (“ASC 310-10-50”), apply to these loans. As defined in ASC 310-10-35-13, Receivables – Subsequent Measurement – Loan Impairment, the loan impairment guidance noted in ASC 310-10-35-16 and 17 applies to all loans that are identified for evaluation except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Examples provided in the guidance of smaller-balance homogenous loans include credit card, residential mortgages and consumer installment loans. Since the consumer loan portfolio

United States Securities and Exchange Commission

Mr. Michael Clampitt

September 12, 2014

is a large group of smaller-balance homogenous loans that are collectively evaluated for impairment, the Company utilized guidance provided in ASC 310-10-35-6, Receivables-Subsequent Measurement-Applicability, which states that paragraphs 310-10-35-7 through 35-11, Receivables – Subsequent Measurement – Losses from Uncollectible Receivables, would apply to those groups of smaller-balance loans as well as loans that are not identified for evaluation. In accordance with this guidance, the Company has recognized losses from uncollectible receivables and has reported these losses in Note 3 to the Audited Consolidated Financial Statements to the information statement beginning on page F-16 and in Note 2 to the Unaudited Consolidated Financial Statements to the information statement beginning on page F-41. In addition, and as disclosed in the information statement, the Company charges-off all consumer loans when the customer is in default for 60 consecutive days, or sooner if deemed uncollectible. While the relative amount of loan loss reserves increase during the interim period between default and charge-off, the amount of increase is less relevant analytically, considering the short duration of this interim period. As a result, the Company believes the guidance in ASC 310-10-35-16 and 17 does not apply to its delinquent loans; therefore, the disclosure requirements of paragraphs 15-20 of ASC 310-10-50 do not apply.

As noted in Note 2 to the Audited Consolidated Financial Statements to the information statement on page F-11 and in Note 2 to the Unaudited Consolidated Financial Statements to the information statement on page F-42, the Company discloses that consumer loans classified as delinquent generally have an age of one to 59 days from the date any portion of the loan became delinquent. As noted in the preceding paragraph, for loans that are charged-off the amount of time from their initial default to charge-off is brief. Given the short period of time a delinquent loan can remain delinquent prior to being charged off, the Company believes that its disclosure is in accordance with ASC 310-10-50-7(a).

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Mr. Michael Clampitt

September 12, 2014

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or the Amendment or if we can be of service in facilitating your review.

Sincerely,

/s/ L. Steven Leshin
L. Steven Leshin

cc:	J. Curtis Linscott, Esq.

Lisa M. Young, Esq.